Exhibit 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement of A-Power Energy Generation Systems, Ltd. on Form F-3 (No. 333-161983) of our reports, dated November 10, 2009 relating to the audited financial statements of Evatech Co., Ltd. as of August 31, 2009 and for the year ended August 31, 2009 (except as to Note 11 thereto which is as of March 31, 2010) and dated February 12, 2009 relating to the audited financial statements of Evatech Co., Ltd. as of August 31, 2008 and for the year ended August 31, 2008 (except as to Note 8 thereto which is as of March 31, 2010) included in this Current Report on Form 6-K.

/s/ Masami Fukushima

ASKA & CO.
April 8, 2010